SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
CNPJ/MF (Tax ID) # 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Register # 1431-1
SEC (CUSIP) Register 20441B407- Preferred “B”
SEC (CUSIP) Register 20441B308 – Common
LATIBEX Register 29922 – Preferred “B”

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL FOR MEETING

The shareholders are hereby summoned to attend the Company’s Extraordinary Shareholders’ Meeting to be held at the Company’s headquarters, located at Rua Coronel Dulcídio # 800 – 10th floor in the city of Curitiba, State of Parana, at 2 pm on November 13, 2003, in order to discuss the following agenda:

1. Changes in the Company’s By Laws, being:

a) Article 15 (new subparagraph) and 20, subparagraph XIII and paragraph 8, letter “f” – To adjust the procedures for indicating managers and representatives at societies where the Company or its wholly-owned subsidiaries have ownership interest;
b) Article 17, 20, paragraph 1 and 4 and 21 to 28 – To adapt the nomenclature, quantity and responsibilities of the senior management to the new corporate structure;
c) Article 20, subparagraph XII and XIII and paragraphs 7 and 8, letter “g” – To withdraw and/or adjust transitory decisions introduced during the creation of wholly-owned subsidiaries;
d) Article 6 (new subparagraph) and 38 – To adjust to prevailing applicable legislation;
e) Article 30, sole paragraph – To adjust the norms to establish executive compensation on General Meetings;
f) Article 32 (incorporation of sole paragraph) – To define procedures for the election of the Fiscal Committee president;
g) Inclusion of new articles – Transitory decisions due to the process of Company’s reunification;
h) Renumbering of articles, paragraphs and subparagraphs as necessary, and grammatical adjustments; and
i) By Laws consolidation;

2. Fulfillment of the vacant positions in the Board of Directors.

3. Re-ratification of the deliberations of the 159th Extraordinary Shareholders’ Meeting, held on October 2, 2003, pursuant to article 124 of Federal Law # 6.404/76.

The documents relevant to the agenda to be discussed at this Extraordinary Shareholder’s Meeting are available to shareholders at the Company’s headquarters.

Curitiba, October 29, 2003

PAULO CRUZ PIMENTEL
Executive Secretary of the
Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2003

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.